Registration No. 333-121704
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 930

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on January 25, 2005 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


         The Dow(sm) Target 10 Covered Call Portfolio, Series 5
            Equity Dividend Covered Call Portfolio, Series 4

                                 FT 930

FT 930 is a series of a unit investment trust, the FT Series. FT 930 consists of two separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Equity Securities") and U.S. Treasury securities ("Treasury Obligations"). The Equity Securities will be subject to Long Term Equity AnticiPation Securities ("LEAPS(R)" or "Covered Call Options") which give the option holder the right to buy the Equity Securities from a Trust at a predetermined price on any business day prior to the LEAPS'(R) expiration date, which means you give up any increase in the Equity Security above that price. Collectively, the Equity Securities and Treasury Obligations are referred to as the "Securities." The objective of each Trust is to provide the potential for income and limited capital appreciation.

The Dow(sm) Target 10 Covered Call Portfolio, Series 5 invests in a portfolio of common stocks selected by applying a specialized strategy and U.S. Treasury securities.

Equity Dividend Covered Call Portfolio, Series 4 invests in a portfolio of common stocks and U.S. Treasury securities.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST (R)

                                 1-800-621-9533


             The date of this prospectus is January 25, 2005

                                Table of Contents

Summary of Essential Information                            3
Fee Table                                                   4
Report of Independent Registered Public Accounting Firm     5
Statements of Net Assets                                    6
Schedules of Investments                                    7
The FT Series                                              10
Portfolios                                                 11
Risk Factors                                               13
Equity Securities Descriptions                             15
Public Offering                                            16
Distribution of Units                                      19
The Sponsor's Profits                                      20
The Secondary Market                                       21
How We Purchase Units                                      21
Expenses and Charges                                       21
Tax Status                                                 22
Retirement Plans                                           24
Rights of Unit Holders                                     24
Income and Capital Distributions                           25
Redeeming Your Units                                       25
Removing Securities from a Trust                           26
Amending or Terminating the Indenture                      27
Information on the Sponsor, Trustee and Evaluator          28
Other Information                                          29

                     Summary of Essential Information

                                 FT 930


At the Opening of Business on the Initial Date of Deposit-January 25, 2005


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
                 Evaluator:   First Trust Advisors L.P.

                                                                                       The Dow(sm)          Equity
                                                                                       Target 10            Dividend
                                                                                       Covered Call         Covered Call
                                                                                       Portfolio, Series 5  Portfolio, Series 4
                                                                                       ____________________ ____________________
Initial Number of Units                                                                    18,768               26,352
Fractional Undivided Interest in the Trust per Unit                                      1/18,768             1/26,352
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (1)                    $    9.900           $    9.900
     Maximum Sales Charge of 3.95% of the Public Offering Price per Unit
         (3.99% of the net amount invested, exclusive of the deferred sales
         charge and creation and development fee) (2)                                  $     .395           $     .395
     Less Deferred Sales Charge per Unit                                               $   (.245)           $   (.245)
     Less Creation and Development Fee per Unit                                        $   (.050)           $   (.050)
     Public Offering Price per Unit (3)                                                $   10.000           $   10.000
Sponsor's Initial Repurchase Price per Unit (4)                                        $    9.655           $    9.655
Redemption Price per Unit (based on the bid side evaluation of the
    Treasury Obligations and the aggregate underlying value of the Equity Securities
    and LEAPS(R), less the deferred sales charge) (4)                                  $    9.655           $    9.655
Estimated Net Annual Distribution per Unit for the first year (5)                      $    .3650           $    .2939
Cash CUSIP Number                                                                      30268K 240           30268K 208
Reinvestment CUSIP Number (5)                                                          30268K 257           30268K 216
Fee Accounts Cash CUSIP Number                                                         30268K 265           30268K 224
Fee Accounts Reinvestment CUSIP Number (5)                                             30268K 273           30268K 232
Security Code                                                                              028589               028585
Ticker Symbol                                                                              FTCCJX               FEDCCX

First Settlement Date                   January 28, 2005
Mandatory Termination Date (6)          January 22, 2007
Income Distribution Record Date         Fifteenth day of each June and December, commencing June 15, 2005.
Income Distribution Date (5)            Last day of each June and December, commencing June 30, 2005.

______________

(1) Each listed Equity Security is valued at its last closing sale price, which has been reduced by the value of the LEAPS(R). Each Treasury Obligation is valued at its last offering price. If an Equity Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. LEAPS(R) are valued at their last closing sale price, or if no closing sale price exists, at their closing bid price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(2) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(3) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Equity Securities or accrued interest on the Treasury Obligations. After this date, a pro rata share of any accumulated dividends on the Equity Securities and accrued interest on the Treasury Obligations will be included. In calculating the price of a Unit, the value of the Equity Securities is reduced by the value of the LEAPS(R).

(4) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(5) The estimated net annual distributions for subsequent years, $.3606 per Unit for The Dow(sm) Target 10 Covered Call Portfolio, Series 5, and $.2904 per Unit for Equity Dividend Covered Call Portfolio, Series 4, are expected to be less than that set forth above for the first year because a portion of the Securities included in the Trusts will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee. The actual net annual distribution you will receive will vary from that set forth above with changes in a Trust's fees and expenses, in dividends and interest received and with the sale of Securities. See "Fee Table" and "Expenses and Charges." In addition, the actual net annual distributions you receive will be reduced to the extent Securities are called pursuant to the LEAPS(R) prior to each Trust's termination. See "Risk Factors." Distributions from the Capital Account will be made monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

(6) See "Amending or Terminating the Indenture."

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately two years and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                                             The Dow(sm)              Equity
                                                                             Target 10                Dividend
                                                                             Covered Call             Covered Call
                                                                             Portfolio, Series 5      Portfolio, Series 4
                                                                             ___________________      ___________________
                                                                                           Amount                   Amount
                                                                                           per Unit                 per Unit
                                                                                           ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                         1.00%(a)      $.100      1.00%(a)      $.100
Deferred sales charge                                                        2.45%(b)      $.245      2.45%(b)      $.245
Creation and development fee                                                 0.50%(c)      $.050      0.50%(c)      $.050
                                                                             _______       _______    _______       _______
Maximum Sales Charges (including creation and development fee)               3.95%         $.395      3.95%         $.395
                                                                             =======       =======    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                 .290%(d)      $.0290     .290%(d)      $.0290
                                                                             =======       =======    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees       .081%         $.0080     .081%         $.0080
Trustee's fee and other operating expenses                                   .139%(f)      $.0138     .119%(f)      $.0118
                                                                             _______       _______    _______       _______
Total                                                                        .220%         $.0218     .200%         $.0198
                                                                             =======       =======    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in the Trusts with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trusts for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trusts' operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                             1 Year     2 Years
                                                             ______     _______
The Dow(sm) Target 10 Covered Call Portfolio, Series 5       $446       $468
Equity Dividend Covered Call Portfolio, Series 4              444        464

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 3.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.245 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing May 20, 2005.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately 60 days from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for The Dow(sm) Target 10 Covered Call Portfolio, Series 5 include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for either of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                              Report of Independent
                        Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 930


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 930, comprising The Dow(sm) Target 10 Covered Call Portfolio, Series 5 and Equity Dividend Covered Call Portfolio, Series 4 (the "Trusts"), as of the opening of business on January 25, 2005 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on January 25, 2005. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 930, comprising The Dow(sm) Target 10 Covered Call Portfolio, Series 5 and Equity Dividend Covered Call Portfolio, Series 4, at the opening of business on January 25, 2005 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
January 25, 2005

                            Statements of Net Assets

                                 FT 930


At the Opening of Business on the Initial Date of Deposit-January 25, 2005



                                                                                   The Dow(sm) Target 10  Equity Dividend
                                                                                   Covered Call           Covered Call
                                                                                   Portfolio, Series 5    Portfolio, Series 4
                                                                                   _____________________  ___________________
                                                          NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                 $195,038               $275,668
Less liability for call options written-LEAPS(R)-at market value (1) (2)             (9,235)               (14,785)
Less liability for reimbursement to Sponsor for organization costs (3)                 (544)                  (764)
Less liability for deferred sales charge (4)                                         (4,598)                (6,456)
Less liability for creation and development fee (5)                                    (938)                (1,318)
                                                                                   ________               ________
Net assets                                                                         $179,723               $252,345
                                                                                   ========               ========
Units outstanding                                                                    18,768                 26,352
Net asset value per Unit (6)                                                       $  9.576               $  9.576
                                                    ANALYSIS OF NET ASSETS
Cost to investors (7)                                                              $187,680               $263,518
Less maximum sales charge (7)                                                        (7,413)               (10,409)
Less estimated reimbursement to Sponsor for organization costs (3)                     (544)                  (764)
                                                                                   ________               ________
Net assets                                                                         $179,723               $252,345
                                                                                   ========               ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) LEAPS(R)Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust and the liability for the LEAPS(R) are based on their aggregate underlying value. The Securities and the LEAPS(R) were deposited at prices equal to their market value as determined by the Evaluator. Each Trust has a Mandatory Termination Date of January 22, 2007.

(2) An irrevocable letter of credit issued by The Bank of New York, of which approximately $500,000 will be allocated between the two Trusts in FT 930, The Dow(sm) Target 10 Covered Call Portfolio, Series 5, $200,000, and Equity Dividend Covered Call Portfolio, Series 4, $300,000, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts for The Dow(sm) Target 10 Covered Call Portfolio, Series 5 and Equity Dividend Covered Call Portfolio, Series 4 ($195,038 and $275,668, respectively).

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit per Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.245 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on May 20, 2005 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through July 20, 2005. If Unit holders redeem Units before July 20, 2005, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in the Trusts includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 3.95% of the Public Offering Price per Unit (equivalent to 3.99% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

         The Dow(sm) Target 10 Covered Call Portfolio, Series 5
                                 FT 930


                    At the Opening of Business on the
                Initial Date of Deposit-January 25, 2005



Equity Securities:
                                                                                                                 Current
Number                                                                   Percentage     Market     Cost of       Annual
of             Ticker Symbol and                                         of Aggregate   Value      Securities to Dividend
Shares         Name of Issuer of Securities (1) (5)                      Offering Price per Share  the Trust (3) per Share (4)
________       ________________________________                          ________       _______     ________     ________
 300           MO     Altria Group, Inc.                                 10.04%         $62.16      $ 18,648     4.70%
 400           C      Citigroup Inc.                                     10.41%          48.36        19,344     3.64%
 400           DD     E.I. du Pont de Nemours and Company                 9.90%          46.01        18,404     3.04%
 500           GE     General Electric Company                            9.49%          35.26        17,630     2.50%
 500           GM     General Motors Corporation                          9.80%          36.42        18,210     5.49%
 500           JPM    JPMorgan Chase & Co.                                9.92%          36.88        18,440     3.69%
 600           MRK    Merck & Co., Inc.                                   9.64%          29.85        17,910     5.09%
 800           PFE    Pfizer Inc.                                        10.44%          24.26        19,408     3.13%
 800           SBC    SBC Communications Inc.                            10.57%          24.54        19,632     5.26%
 500           VZ     Verizon Communications Inc.                         9.92%          36.85        18,425     4.18%
                                                                        _______                     ________
                                 Total Equity Securities                100.13%                     $186,051

Treasury Obligations:

Maturity
Value          Name of Issuer and Title of Treasury Obligations (1)
________       ____________________________________________________
$  9,000       U.S. Treasury Notes, 3.125%,
               maturing January 31, 2007                                  4.84%           N.A.      $  8,987       N.A.
                                                                        _______                     ________
                                 Total Investment in Securities         104.97%                     $195,038
                                                                        =======                     ========

Long Term Equity AnticiPation Securities ("LEAPS(R)"): (2)
                                                                                       Market
Number                                                                                 Value per   Market
of                                                                                     Contract    Value to
Contracts (2)  Description of Call Options (1)                                         Share       the Trust (3)
_____________  ________________________________                                        _______     ____________
   3           Altria Group, Inc.                                        (0.57%)       $ (3.50)    $(1,050)
                 (purchase right at: $75.00 per share)

   4           Citigroup Inc.                                            (0.50%)        (2.30)        (920)
                 (purchase right at: $55.00 per share)

   4           E.I. du Pont de Nemours and Company                       (0.39%)        (1.80)        (720)
                 (purchase right at: $55.00 per share)

   5           General Electric Company                                  (0.62%)        (2.30)      (1,150)
                 (purchase right at: $40.00 per share)

   5           General Motors Corporation                                (0.55%)        (2.05)      (1,025)
                 (purchase right at: $45.00 per share)

   5           JPMorgan Chase & Co.                                      (0.35%)        (1.30)        (650)
                 (purchase right at: $45.00 per share)

   6           Merck & Co., Inc.                                         (0.61%)        (1.90)      (1,140)
                 (purchase right at: $35.00 per share)

   8           Pfizer Inc.                                               (0.75%)        (1.75)      (1,400)
                 (purchase right at: $30.00 per share)

   8           SBC Communications Inc.                                   (0.30%)        (0.70)        (560)
                 (purchase right at: $30.00 per share)

   5           Verizon Communications Inc.                               (0.33%)        (1.24)        (620)
                 (purchase right at: $45.00 per share)
                                                                         _______                   ________
                          Total Investment in LEAPS(R)                   (4.97%)                   $(9,235)
                                                                         =======                   ========

______________

See "Notes to Schedules of Investments" on page 9.

                         Schedule of Investments

            Equity Dividend Covered Call Portfolio, Series 4
                                 FT 930


At the Opening of Business on the Initial Date of Deposit-January 25, 2005


Equity Securities:
                                                                                                                  Current
Number                                                                   Percentage     Market      Cost of       Annual
of            Ticker Symbol and                                          of Aggregate   Value       Securities to Dividend
Shares        Name of Issuer of Securities (1)(5)                        Offering Price per Share   the Trust (3) per Share (4)
________      ________________________________                           ________       _______     ________      ________
 600          AA     Alcoa Inc.                                            6.63%        $ 28.81     $ 17,286       2.08%
 300          AT     ALLTEL Corporation                                    6.37%          55.36       16,608       2.75%
 300          MO     Altria Group, Inc.                                    7.15%          62.16       18,648       4.70%
 600          BLS    BellSouth Corporation                                 6.11%          26.56       15,936       4.07%
 700          BMY    Bristol-Myers Squibb Company                          6.42%          23.94       16,758       4.68%
 200          CAT    Caterpillar Inc.                                      6.75%          88.12       17,624       1.86%
 300          CVX    ChevronTexaco Corporation                             6.05%          52.57       15,771       3.04%
 200          COP    ConocoPhillips                                        6.78%          88.47       17,694       2.26%
 400          DOW    The Dow Chemical Company                              7.38%          48.13       19,252       2.78%
 400          DD     E.I. du Pont de Nemours and Company                   7.05%          46.01       18,404       3.04%
 500          GE     General Electric Company                              6.76%          35.26       17,630       2.50%
 500          MRO    Marathon Oil Corporation                              7.39%          38.57       19,285       2.90%
 600          MRK    Merck & Co., Inc.                                     6.87%          29.85       17,910       5.09%
 700          PFE    Pfizer Inc.                                           6.51%          24.26       16,982       3.13%
 200          RAI    Reynolds American Inc.                                6.09%          79.50       15,900       4.78%
                                                                         _______                    ________
                                Total Equity Securities                  100.31%                    $261,688

Treasury Obligations:

Maturity
Value         Name of Issuer and Title of Treasury Obligation (1)
________      ________________________________
14,000        U.S. Treasury Notes, 3.125%,
              maturing January 31, 2007                                    5.36%          N.A.      $ 13,980        N.A.
                                                                         _______                    ________
                                Total Investment in Securities           105.67%                    $275,668
                                                                         =======                    ========

Long Term Equity AnticiPation Securities ("LEAPS(R)"): (2)
                                                                                       Market
Number                                                                                 Value per   Market
of                                                                                     Contract    Value to
Contracts (2) Description of Call Options (1)                                          Share       the Trust (3)
________      ________________________________                                         _______     ________
   6          Alcoa Inc.                                                 (0.52%)       $(2.25)     $(1,350)
                (purchase right at: $35.00 per share)

   3          ALLTEL Corporation                                         (0.26%)        (2.25)        (675)
                (purchase right at: $65.00 per share)

   3          Altria Group, Inc.                                         (0.40%)        (3.50)      (1,050)
                (purchase right at: $75.00 per share)

   6          BellSouth Corporation                                      (0.32%)        (1.40)        (840)
                (purchase right at: $30.00 per share)

   7          Bristol-Myers Squibb Company                               (0.40%)        (1.50)      (1,050)
                (purchase right at: $27.50 per share)

   2          Caterpillar Inc.                                           (0.41%)        (5.30)      (1,060)
                (purchase right at: $110.00 per share)

   3          ChevronTexaco Corporation                                  (0.33%)        (2.85)        (855)
                (purchase right at: $60.00 per share)

   2          ConocoPhillips                                             (0.30%)        (3.90)        (780)
                (purchase right at: $110.00 per share)

   4          The Dow Chemical Company                                   (0.28%)        (1.85)        (740)
                (purchase right at: $60.00 per share)

   4          E.I. du Pont de Nemours and Company                        (0.28%)        (1.80)        (720)
                (purchase right at: $55.00 per share)

                        Schedule of Investments (cont'd.)

            Equity Dividend Covered Call Portfolio, Series 4
                                 FT 930


                    At the Opening of Business on the
                Initial Date of Deposit-January 25, 2005


Long Term Equity AnticiPation Securities ("LEAPS(R)") (cont'd.): (2)
                                                                                        Market
                                                                         Percentage     Value per   Market
Number of                                                                of Aggregate   Contract    Value to
Contracts (2) Description of Call Options (1)                            Offering Price Share       the Trust (3)
________      ________________________________                           ______________ _________   _____________
   5          General Electric Company                                   (0.44%)        $(2.30)     $ (1,150)
                (purchase right at: $40.00 per share)

   5          Marathon Oil Corporation                                   (0.44%)         (2.30)       (1,150)
                (purchase right at: $45.00 per share)

   6          Merck & Co., Inc.                                          (0.44%)         (1.90)       (1,140)
                (purchase right at: $35.00 per share)

   7          Pfizer Inc.                                                (0.47%)         (1.75)       (1,225)
                (purchase right at: $30.00 per share)

   2          Reynolds American Inc.                                     (0.38%)         (5.00)       (1,000)
                (purchase right at: $90.00 per share)
                                                                         _______                    _________
                         Total Investment in LEAPS(R)                    (5.67%)                    $(14,785)
                                                                         =======                    =========
_____________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on January 25, 2005. With the exception of the Treasury Obligations, such purchase contracts are expected to settle within three business days. The Sponsor's contracts for the purchase of the Treasury Obligations are on a "when, as and if issued" basis and are expected to be settled on January 31, 2005. No interest accrues to the Treasury Obligations until settlement.

(2) The LEAPS(R) can be exercised on any business day prior to their expiration on January 20, 2007. Each contract entitles the holder thereof to purchase 100 shares of common stock at the strike price. The purpose of the LEAPS(R) is to provide additional income.

(3) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Equity Securities, the ask prices of the over-the-counter traded Equity Securities and the offering side price of the Treasury Obligations at the Evaluation Time on the business day preceding the Initial Date of Deposit). The offering side price of the Treasury Obligations is greater than the bid side price of the Treasury Obligations which is the basis on which the Redemption Price per Unit will be determined. The Evaluator valued the LEAPS(R) at their last closing sale price (or closing bid price if there is no closing sale price) at the Evaluation Time on the business day preceding the Initial Date of Deposit. The value of the Securities, based on the bid side price of the Treasury Obligations, the value of the Equity Securities and the value of the LEAPS(R), for The Dow(sm) Target 10 Covered Call Portfolio, Series 5 and Equity Dividend Covered Call Portfolio, Series 4 is $185,800 and $260,878, respectively. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of
                                                          Securities   Profit
                                                          to Sponsor   (Loss)
                                                          __________   _______
The Dow(sm) Target 10 Covered Call Portfolio, Series 5    $187,272     $(1,469)
Equity Dividend Covered Call Portfolio, Series 4           262,888      (2,005)

(4) Current Annual Dividend per Share for each Equity Security was annualized based on the latest quarterly or semi-annual dividend declared by an issuer. There can be no assurance that future dividend payments, if any, will be maintained in an amount equal to the dividend listed above.

(5) Securities of companies in the following industries comprise the percentage of the investments of the Trusts as indicated:

    The Dow(sm) Target 10 Covered Call Portfolio, Series 5:
    Consumer Products, 18.90%; Financial Services, 19.37%; Healthcare, 19.13%; Industrials 9.04%; Materials 9.44%; Telecommunication Services, 19.51%

    Equity Dividend Covered Call Portfolio, Series 4:
    Consumer-Staples, 12.53%; Energy, 19.13%; Healthcare, 18.74%; Industrials, 12.79%; Materials, 19.93%; Telecommunication Services, 11.81%

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 930, consists of two separate portfolios set forth below:

- The Dow(sm) Target 10 Covered Call Portfolio, Series 5

- Equity Dividend Covered Call Portfolio, Series 4

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.


On the Initial Date of Deposit, we deposited a portfolio of U.S.
Treasury obligations and common stocks (which common stocks are subject to the LEAPS(R) (collectively, the Securities) with the Trustee, and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units"). Because the Equity Securities held by the Trusts are subject to the LEAPS(R), the Equity Securities' upside potential will be limited. The Securities were deposited at prices equal to their market value as determined by the Evaluator, which value has been reduced to reflect a Trust's obligation under the LEAPS(R).


After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. Any additional Equity Securities deposited will be subject to the LEAPS(R) with the same terms as the LEAPS(R) initially deposited. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in the "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be called pursuant to the LEAPS(R) or periodically sold under certain circumstances, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Equity Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

The objective of each Trust is to provide the potential for income and limited capital appreciation.

Many income investors find the current environment challenging and are looking for alternatives for the income portion of their portfolios. There are many different approaches to developing a portfolio that provides income potential, and this investment has been developed to meet this challenge.


Each Equity Security is subject to a contractual right, in the form of LEAPS(R), which gives the holder of the LEAPS(R) (the "Right Holder") the right to buy the Equity Security at a predetermined price (the "Strike Price") on any business day prior to the expiration of the LEAPS(R). Each LEAPS(R) will be issued by The Options Clearing Corporation ("OCC") in the form of an American style option, which means that it is exercisable at the Strike Price on any business day prior to its expiration date. The expiration date for each of the LEAPS(R) included in the Trusts is January 20, 2007. As of the close of business on the business day preceding the Initial Date of Deposit, the Strike Price of the LEAPS(R) in The Dow(sm) Target 10 Covered Call Portfolio, Series 5 and in Equity Dividend Covered Call Portfolio, Series 4 is equal to approximately 119.86% and 118.75%, respectively, of the closing market price on that date of the Equity Securities deposited in such Trust.


You should be aware that a product which includes covered call writing may not be suitable for all investors. It may not be appropriate for investors seeking preservation of capital or high current income. Before investing, you should make sure you understand the risks of this type of product, and whether it suits your current financial objectives.

The Dow(sm) Target 10 Covered Call Portfolio, Series 5. The Trust invests in common stocks of companies which have been selected by applying a simple strategy of investing equally in the ten highest dividend-yielding stocks of the Dow Jones Industrial Average(sm) ("DJIA(sm)"). The companies included in the DJIA(sm) are some of the most widely-held and well-capitalized companies in the world. Simultaneously, the Trust sells an American Style Long-Term Equity AnticiPation Securities ("LEAPS(R)") call option against each position.The expiration date of the LEAPS(R) coincides with the termination of the Trust.

The writing of call options generates premium income. This premium income is invested in U.S. Treasury Notes and the interest received from the Notes is paid to Unit holders periodically.

By selecting stocks with the highest dividend yields, the Trust seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. In our opinion, this product may appeal to investors who are seeking an equity income alternative as part of their current financial plan.

The Dow(sm) Target 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks for The Dow(sm) Target 10 Strategy.

Please note that we applied the strategy which makes up the Equity Securities portion of the Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the Trust's Securities are selected.

Equity Dividend Covered Call Portfolio, Series 4. The Trust invests in common stocks of companies which have been selected for their quality of dividend income, and simultaneously, the Trust sells an American Style LEAPS(R) call option against each position. The expiration date of the LEAPS(R) coincides with the termination of the Trust.

The companies selected for the portfolio are chosen based on each company's long history of paying dividends at a greater rate than other companies in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). There is, however, no assurance that the companies selected for the portfolio will declare dividends in the future or that, if declared, will either remain at current levels or increase over time. Nor is there any assurance that the equity securities will not be called prior to the Trust's termination, thereby reducing the amount of distributions paid to investors.

The dividend income generated by the Equity Securities and the interest received by the U.S. Treasury Notes is designed to provide an income stream to the investor.

Market Scenarios.

The Trusts are designed with the objective of seeking income plus limited capital appreciation. Here is how this investment could work under three scenarios:

- Stock prices increase above the exercise price: The LEAPS(R) are exercised and the underlying stock shares are sold at the strike price. Profits are limited to the premium received from writing the LEAPS(R), dividends received from the stocks prior to their sale from a Trust, interest received from the U.S. Treasury Notes, plus the difference between each stock's initial price and their strike price. Investors will forgo any dividends paid on the stocks subsequent to their sale from a Trust. It is important to note that writing covered calls limits the appreciation potential of the underlying securities.

- Stock prices remain stable: The LEAPS(R) expire worthless and the Trusts still own the stock shares. Profits are limited to the premium received from writing the LEAPS(R), plus dividends from the stocks, as well as interest received from the U.S. Treasury Notes.

- Stock prices decrease: The LEAPS(R) expire worthless and the Trusts still own the stock shares. The breakeven on the stocks is lowered by the premium received from writing the LEAPS(R). In addition, the Trusts will receive dividends from the stocks and interest from the U.S. Treasury Notes.

Strategy. The strategy followed by the Trusts is a covered call writing strategy. A writer of a covered call sells call options against stock currently held by the writer. The writer of a call option receives a cash premium for selling the call but is obligated to sell the stock at the Strike Price, if the option is exercised. The payor of the option premium, the Right Holder, has the right, but not the obligation, to purchase the stock at the Strike Price on any business day prior to the LEAPS(R) expiration date. The option writer gives up any increase in the stock above the Strike Price. This strategy is appropriate for an investor who is willing to limit the upside potential on the stock in return for receiving the option premium.

On or before the Initial Date of Deposit, the Sponsor entered into contracts to buy the Equity Securities. The Sponsor then wrote LEAPS(R) on each of the Equity Securities and received an option premium therefore. Using the option premium proceeds, the Sponsor entered into contracts to buy the Treasury Obligations. On the Initial Date of Deposit, the Sponsor deposited the Equity Securities subject to the LEAPS(R) and the Treasury Obligations with the Trustee on behalf of each Trust. At such time the Sponsor also assigned the LEAPS(R) to the Trusts, giving the Right Holders the right to purchase Equity Securities from a Trust.

Each LEAPS(R) will give the Right Holder the right (but not the obligation) to purchase Equity Securities from a Trust at the Strike Price on any business day prior to the LEAPS'(R) expiration. The Strike Price for an Equity Security held by a Trust will be adjusted downward (but not below zero) upon certain extraordinary distributions made by the issuers of the Equity Securities to Unit holders before the LEAPS'(R) expiration triggered by certain corporate events affecting such Equity Security. See "Risk Factors-LEAPS(R)."

In calculating the net asset value of a Unit, the price of a Unit is reduced by the value of the LEAPS(R).


As of the close of business on the business day preceding the Initial Date of Deposit, the capital appreciation on the Equity Securities held by The Dow(sm) Target 10 Covered Call Portfolio, Series 5 and Equity Dividend Covered Call Portfolio, Series 4 is limited to a maximum of approximately 19.86% and 18.75%, respectively, because of the obligation of each Trust to the Right Holder with respect to each of the Equity Securities entitling the Right Holder to purchase the Equity Securities at the Strike Price. The LEAPS(R) limit your upside potential in the Equity Securities to an amount equal to the Strike Price. However, as the option premium received in return for issuing the LEAPS(R) was used to purchase Treasury Obligations, you will receive interest from the Treasury Obligations during the life of a Trust and the your pro rata portion of the principal from the Treasury Obligations at each Trust's maturity.


If the market price of an Equity Security held by a Trust is greater than its Strike Price, such Trust will not participate in any appreciation in that Equity Security above the Strike Price because it is expected that the holder of the related LEAPS(R) will exercise its right to purchase that Equity Security from a Trust at the Strike Price. If the market price of an Equity Security held by a Trust is less than its Strike Price, it is expected that the LEAPS(R) will terminate without being exercised, and each Trust, in connection with its termination, will liquidate or distribute the Equity Security at its then current market value. To the extent particular Equity Securities held by a Trust decline in price or fail to appreciate to a price equal to the related Strike Price, such Trust will not achieve its maximum potential appreciation.

The Treasury Obligations included in the Trusts are non-callable debt obligations that are issued by and backed by the full faith and credit of the U.S. Government, although Units of the Trusts are not so backed.

Additionally, the U.S. Government assures the timely payment of principal and interest on the underlying Treasury Obligations in the Trusts. Of course, this applies only to the payment of principal and interest on the Treasury Obligations and not the Units themselves.

"Dow Jones Industrial Average(sm) ," "Dow(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote The Dow(sm) Target 10 Covered Call Portfolio, Series 5. Dow Jones makes no representation regarding the advisability of investing in such a product. Dow Jones is not affiliated with us and has not participated in creating the Trust or selecting the Securities for the Trust. Except as noted herein, Dow Jones has not given us a license to use its index nor has it approved of any of the information in this prospectus.

You should be aware that predictions stated herein may not be realized. Of course, as with any similar investment, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in Treasury Obligations, Equity Securities and LEAPS(R) for each of the Equity Securities. The value of a Trust's Units will fluctuate with changes in the value of the Treasury Obligations, Equity Securities and LEAPS(R).

Because the Trusts are not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time, especially the relatively short 13-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of the Trusts or that these Securities will increase in value.

Equity Securities. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

U.S. Treasury Obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates. Certain Treasury Obligations may have been purchased on the Initial Date of Deposit at prices of less than their par value at maturity, indicating a market discount. Other Treasury Obligations may have been purchased on the Initial Date of Deposit at prices greater than their par value at maturity, indicating a market premium. The coupon interest rate of Treasury Obligations purchased at a market discount was lower than current market interest rates of newly issued bonds of comparable rating and type and the coupon interest rate of Treasury Obligations purchased at a market premium was higher than current market interest rates of newly issued bonds of comparable rating and type. Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.


When Issued Bonds. The Sponsor's contracts for the purchase of the Treasury Obligations are on a "when, as and if issued" basis. "When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the Sponsor can only deliver them to the Trust when the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing to the Trust until the Sponsor delivers them to the Trust. You may have to adjust your tax basis if the Sponsor delivers any of these bonds after their expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your Units and the delivery of the bonds to the Trust. In addition, you may experience gains or losses on these bonds from the time you purchase Units even though the Trust has not received them.

LEAPS(R). The value of the LEAPS(R) may be adversely affected if the market for LEAPS(R) becomes less liquid or smaller. If this occurs, there will likely be a negative impact on the value of your Units. Although you may redeem your Units at any time, if you redeem before the LEAPS(R) are exercised or expire, the value of your Units may be adversely affected by the value of the LEAPS(R). However, if LEAPS(R) are not exercised and you hold your Units until the scheduled Termination Date, the LEAPS(R) will have ceased to exist and a Trust's portfolio will consist of only cash or Securities or a combination of each.

If you sell or redeem your Units before the LEAPS(R) are exercised, or if your Trust terminates prior to its scheduled Termination Date and the LEAPS(R) have not been exercised, you may not realize any appreciation in the value of the Equity Securities because even if the Equity Securities appreciate in value, that appreciation may be more than fully, fully or partly offset by an increase in value in the LEAPS(R). The value of the LEAPS(R) is deducted from the value of a Trust's assets when determining the value of a Unit. If the Securities decline in price, your loss may be greater than it would be if there were no LEAPS(R) because the value of the LEAPS(R) is a reduction to the value of the Securities when calculating the value of a Unit. An increase in value of the LEAPS(R), an obligation of a Trust to sell or deliver the Equity Securities at the Strike Price if the LEAPS(R) are exercised by the Holder, will reduce the value of the Securities in a Trust, below the value of the Securities that would otherwise be realizable if the Equity Securities were not subject to the LEAPS(R). You should note that even if the price of an Equity Security does not change, if the value of a LEAPS(R) increases (for example, based on increased volatility of an Equity Security) your Unit will lose value.

The value of the LEAPS(R) reduces the value of your Units. As the value of the LEAPS(R) increases, it has a more negative impact on the value of your Units. The value of the LEAPS(R) will also be affected by changes in the value and dividend rates of the Equity Securities, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the Equity Securities and the remaining time to expiration. Additionally, the value of a LEAPS(R) does not increase or decrease at the same rate as the underlying stock (although they generally move in the same direction). However, as a LEAPS(R) approaches its expiration date, its value increasingly moves with the price of the Equity Security subject to the LEAPS(R).

The Strike Price for each LEAPS(R) held by a Trust may be adjusted downward before the LEAPS(R) expiration triggered by certain corporate events affecting that Equity Security. A downward adjustment to the Strike Price will have the effect of reducing the equity appreciation that a Unit holder may receive. If the Strike Price is adjusted downward and the LEAPS(R) is exercised at the reduced Strike Price, a Unit Holder would lose money if the value of the Equity Security at the time that the Unit is purchased is greater than the adjusted Strike Price. Adjustments will be made to the Strike Price of an Equity Security based on adjustments made by the OCC to options on that security. The OCC generally does not adjust option strike prices to reflect ordinary dividends but may adjust option strike prices to reflect certain corporate events such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events.

If the value of the underlying Equity Securities exceeds the Strike Price of the LEAPS(R), it is likely that the Holder will exercise their right to purchase the Equity Security subject to the LEAPS(R) from the Trusts. As the LEAPS(R) may be exercised on any business day prior to their expiration, Equity Securities may be sold to the Holders of the LEAPS(R) prior to the termination of the Trusts. If this occurs, distributions from a Trust will be reduced by the amount of the dividends which would have been paid by Equity Securities sold from such Trust. As discussed in "Tax Matters," the sale of Equity Securities from a Trust will likely result in capital gains to Unit holders, which may be short-term depending on the holding period of the Equity Securities. In addition, the sale of Equity Securities may, in certain circumstances, result in the early termination of a Trust.

Distributions. There is no guarantee that the issuers of the Equity Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. In addition, there is no guarantee that U.S. Government will be able to satisfy its interest payment obligations to a Trust over the life of such Trust.

Strategy. Please note that we applied the strategy which makes up the Equity Securities portion of the Trusts at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee that the strategy or the investment objective of the Trusts will be achieved. Because the Trusts are unmanaged and follows a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in a Trust. Litigation regarding any of the issuers of the Equity Securities, such as that concerning Altria Group, Inc. or Reynolds American Inc., or the industries represented in a Trust, may negatively impact the share prices of these Equity Securities. In addition, litigation may be initiated on a variety of grounds affecting the Treasury Obligations. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

              Equity Securities Descriptions

The Dow(sm) Target 10 Covered Call Portfolio, Series 5


Altria Group, Inc., headquartered in New York, New York, is the parent company of Kraft Foods, Philip Morris USA, Philip Morris International and Philip Morris Capital Corporation. The company is the world's largest producer and marketer of consumer packaged goods. Its brand names include "Marlboro," "Oreo," "Kraft," "Maxwell House" and "Nabisco."

Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


Equity Dividend Covered Call Portfolio, Series 4


Alcoa Inc., headquartered in Pittsburgh, Pennsylvania, makes primary aluminum and fabricated products for the transportation, construction, packaging and other markets.

ALLTEL Corporation, headquartered in Little Rock, Arkansas, is an information technology company, provides wireline and wireless communications and information services, including local, long distance, network access and Internet services, and information processing services.

Altria Group, Inc., headquartered in New York, New York, is the parent company of Kraft Foods, Philip Morris USA, Philip Morris International and Philip Morris Capital Corporation. The company is the world's largest producer and marketer of consumer packaged goods. Its brand names include "Marlboro," "Oreo," "Kraft," "Maxwell House" and "Nabisco."

BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.

ChevronTexaco Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

The Dow Chemical Company, headquartered in Midland, Michigan, is a leading manufacturer and supplier of chemicals, plastic materials and agricultural products, and other specialized products and services marketed worldwide.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is a holding company for Reynolds Tobacco, the second largest cigarette manufacturer in the United States, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage."


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

-  The aggregate offering side evaluation of the Treasury Obligations;

- The aggregate underlying value of the Equity Securities, less the value of the LEAPS(R);

-  The amount of any cash in the Income and Capital Accounts;

- Net interest accrued but unpaid on the Treasury Obligations after the First Settlement Date to the date of settlement;

-  Dividends receivable on Equity Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and LEAPS(R) and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

The number of Units available may be insufficient to meet demand. This may be because of the Sponsor's inability to, or decision not to, purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units or because of its inability to sell LEAPS(R).

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Accrued Interest.

Accrued interest represents unpaid interest on a bond from the last day it paid interest. Interest on the Treasury Obligations generally is paid semi-annually, although a Trust accrues such interest daily. Because a Trust always has an amount of interest earned but not yet collected, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. You will receive the amount, if any, of accrued interest included in your purchase price on the next distribution date. In addition, if you sell or redeem your Units you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your Units.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (3.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales charge and creation and development fee (initially equal to $.295 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of approximately $.0817 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from May

20, 2005 through July 20, 2005. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as described below.

                              Your maximum     Dealer
If you invest                 sales charge     concession
(in thousands):*              will be:         will be:
______________                ____________     ___________
$50 but less than $100        3.70%            2.90%
$100 but less than $250       3.45%            2.65%
$250 but less than $500       3.10%            2.35%
$500 but less than $1,000     2.95%            2.25%
$1,000 or more                2.45%            1.80%

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or your redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 2.45% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges discussed in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Treasury Obligations will be determined on the basis of current offering prices.

The aggregate underlying value of the Equity Securities in a Trust, and their corresponding LEAPS(R), will be determined as follows: if the Equity Securities are listed on a securities exchange or The Nasdaq Stock Market, or a U.S. options exchange (in the case of LEAPS(R)), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Sale Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices in the case of Equity Securities or bid prices in the case of LEAPS(R). If the Equity Securities or LEAPS(R) are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices in the case of Equity Securities or bid prices in the case of LEAPS(R) on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). In the event the Evaluator determines that the last quoted closing price on a U.S. options exchange does not reflect the market value of the LEAPS(R), the Evaluator may determine the fair value by considering various factors including the range of prices of transactions effected at the Evaluation Time. If current ask prices are unavailable, the valuation of the Equity Securities is generally determined:

a) On the basis of current ask prices for comparable equity securities;

b) By appraising the value of the Equity Securities on the ask side of the market; or

c) By any combination of the above.

The value of the Equity Securities and the value of the LEAPS(R) have an interrelated effect on the value of a Unit. The value of the LEAPS(R) will be affected by the value of the Equity Securities, the volatility of the Equity Securities, the remaining time to the expiration of the LEAPS(R), the level of interest rates and the dividend yields on the Equity Securities.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask or offer prices when necessary for purposes of valuing the Equity Securities and Treasury Obligations and ask prices are used instead of bid prices when necessary for purposes of valuing the LEAPS(R).

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.15% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-

Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.15% of the sales price of these Units (1.80% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust               Additional
(in millions):                      Concession:
_________________                   ___________
$1 but less than $5                 0.10%
$5 or more                          0.15%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $100 million, $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $1,000, $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trusts may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the securities represented in a Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and securities included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges such Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trusts differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss. (See Note 3 of "Notes to Schedule of Investments.") During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit. The Sponsor does not in any way guarantee the enforceability, marketability or price of any Securities in the Trusts or of the Units.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess, other than for excess annual audit costs. The Trustee will pay operating expenses of each Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors will also indirectly pay a portion of the expenses of the underlying Closed-End Funds.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. Legal and regulatory filing fees and expenses associated with updating a Trust's registration statement yearly are also chargeable to the Trusts.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses, and those fees described above, each Trust may also incur the following charges:

- A quarterly license fee (which will fluctuate with the Trust's net asset value) payable by The Dow(sm) Target 10 Covered Call Portfolio, Series 5 for the use of certain trademarks and trade names of Dow Jones;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the respective Trust. We cannot guarantee that the distributions received by the Trusts will be sufficient to meet any or all expenses of a Trust. If there is not enough cash in the Income or Capital Account of a Trust, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Assets of the Trusts.

Each Trust will hold one or more of the following: (i) U.S. Treasury bonds (the "Treasury Obligations") and (ii) stock in domestic corporations (the "Equity Securities"). All of the assets held by a Trust constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Equity Securities constitute equity for federal income tax purposes. Each Equity Security held in the Trusts is subject to a contractual right (the "Call Option") which gives the holder of the Call Option (the "Right Holder") the right to buy the Stock from the Trustee at a predetermined price (the "Strike Price") on any business day prior to the expiration of the Call Option. Upon creation of the Trusts, the Sponsor received a premium in exchange for writing such Call Option (the "Call Premium").

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends, interest, and capital gains, if any) from the Trust Assets when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust Assets which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction, subject to the rules discussed under "Call Option" below. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, generally including sales charges plus your pro rata portion of the Call Premium (or, if you purchase your Unit after your Trust's creation, a pro rata portion of the fair market value of the Call Option), among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of accrual of original issue discount, as discussed below, or certain dividends that exceed a corporation's accumulated earnings and profits).

Call Option.

As a Unit owner, you will be treated as having assumed the obligations under the Call Option with respect to the portion of the Call Option that relates to your pro rata portion of the Equity Securities. As consideration for this assumption, you will be deemed to have received a pro rata portion of the Call Premium (or, if you purchase your Unit after your Trust's creation, a pro rata portion of the fair market value of the Call Option). However, your pro rata portion of the Call Premium or Call Option value is not currently taxable to you. Rather, the tax treatment of your pro rata portion of the Call Premium or Call Option value will depend upon whether the Call Option expires, is exercised or is deemed to be sold.

If the Call Option expires without being exercised, your pro rata portion of the Call Premium or Call Option value will be taxable to you as short term capital gain on the expiration date of the Call Option. Alternatively, if the Call Option is exercised such that your pro rata portion of the Equity Securities are sold to the Option Holder, your pro rata portion of the Call Premium or Call Option value will be added to the amount you realize on the sale of the Equity Securities for purposes of determining your gain or loss. If you sell your Unit before the Call Option is exercised, you will generally recognize a gain or loss on your pro rata portion of the Call Option equal to your pro rata portion of the Call Premium or Call Option value less the fair market value on the sale date of your pro rata portion of the Call Option. Such gain or loss will be taxable to you as short term capital gain or loss. In addition, if you sell your Unit, you will recognize gain or loss on the deemed sale of the Equity Securities subject to the Call Option equal to the fair market value of your pro rata portion of the Equity Securities deemed to be sold less your tax basis in such pro rata portion of the Equity Securities deemed to be sold.

Taxation of Capital Gains and Dividends.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2009.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Under certain circumstances, your pro rata portion of the obligations under the Call Option could result in your being treated as having a "straddle" for federal income tax purposes. This could result in you being required to defer losses that you incur in connection with the disposition of certain property associated with that straddle and the disallowance of certain interest and other expense deductions.

In addition, it should be noted that certain dividends received by a Trust may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. Under certain circumstances, the existence of the Call Option may affect whether this holding period requirement is satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2009.

Discount, Accrued Interest and Premium.

Some Treasury Obligations may have been sold with original issue discount. This generally means that the Treasury Obligations were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. Your basis of each Treasury Obligation which was issued with original issue discount must be increased as original issue discount accrues.

Some Treasury Obligations may have been purchased by you or your Trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Treasury Obligation over the purchase price of the Treasury Obligation (not including unaccrued original issue discount). Market discount can arise based on the price a Trust pays for a Treasury Obligation or on the price you pay for your Units. Market discount is taxed as ordinary income. You will recognize this income when your Trust receives principal payments on the Treasury Obligation, when the Treasury Obligation is disposed of or redeemed, or when you sell or redeem your Units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions. "Stripped" U.S. Treasury obligations are subject to the original issue discount rules, rather than being treated as having market discount.

Alternatively, some Treasury Obligations may have been purchased by you or your Trust at a premium. Generally, if the tax basis of your pro rata portion of any Treasury Obligation exceeds the amount payable at maturity, such excess is considered premium. You may elect to amortize bond premium. If you make this election, you may reduce your interest income received on the Treasury Obligation by the amount of the premium that is amortized and your tax basis will be reduced.

If the price of your Units includes accrued interest on a Treasury Obligation, you must include the accrued interest in your tax basis in that Treasury Obligation. When your Trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Treasury Obligation.

This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Treasury Obligations that were issued with original issue discount.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

State and Local Taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts

- Keogh Plans

- Pension funds, and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units, you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

              Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit any dividends or interest received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends and interest received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated you will receive a pro rata share of the money from the sale of the Securities. However, if you are eligible, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes and any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states and may be terminated by the Sponsor at any time at its discretion. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender. There is no In-Kind Distribution option at redemption.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN, as generally discussed under "Income and Capital Distributions."

The Trustee may sell Securities to make funds available for redemption. The Trustee will either sell Securities to a purchaser subject to the LEAPS(R) or purchase the LEAPS(R) which will cancel it and then sell the underlying Securities. Because of the minimum amounts in which the LEAPS(R) must be traded, the proceeds of Securities sold subject to their LEAPS(R) may exceed the amount required at the time to redeem Units. These excess proceeds will be distributed to Unit holders. If Securities are sold, the size and diversification of such Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts not designated to purchase
Securities;

2. the aggregate underlying value of the Securities held in a Trust;

3. dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and

4. accrued interest on the Treasury Obligations; and

deducting

1. the value of the LEAPS(R);

2. any applicable taxes or governmental charges that need to be paid out of a Trust;

3. any amounts owed to the Trustee for its advances;

4. estimated accrued expenses of a Trust, if any;

5. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made; and

6. liquidation costs for foreign Securities, if any; and

7. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of an Equity Security (and its related LEAPS(R)) in certain limited circumstances, including situations in which:

- The issuer of an Equity Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting an Equity Security;

- The issuer of an Equity Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of such Equity Security;

- The issuer has defaulted on the payment on any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such; or

- The price of the Equity Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Equity Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from a Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us; or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust, and to facilitate the purchase and sale of LEAPS(R), we generally will specify minimum amounts (typically 100 shares) in which blocks of Securities are to be sold.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, a Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than 20% of the aggregate principal amount of Securities deposited in such Trust during the initial offering period (the "Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds.


Unless terminated earlier, the Trustee will begin to sell
Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of the Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.


The scheduled Mandatory Termination Date will be subsequent to the expiration date of the LEAPS(R). If the LEAPS(R) are exercised prior to their expiration, a Trust will receive cash; if the LEAPS(R) are not exercised, such Trust will continue to hold the Equity Securities in the Portfolio. If a Trust is terminated early, the Trustee will either (a) sell the Securities subject to the LEAPS(R); or (b) enter into a closing purchase transaction as a result of which the LEAPS(R) will be canceled and then sell the underlying Securities.

At termination, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                      Information on
            the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $48 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2003, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiary was $20,540,034 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

- Terminate the Indenture and liquidate the Trusts, or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Emmet, Marvin & Martin, LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 30


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Page 31


                             First Trust(R)

         The Dow(sm) Target 10 Covered Call Portfolio, Series 5
            Equity Dividend Covered Call Portfolio, Series 4
                                 FT 930

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                          The Bank of New York

                           101 Barclay Street
                        New York, New York 10286
                             1-800-813-3074
                          24-Hour Pricing Line:
                             1-800-784-1069

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-121704) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                       Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                            January 25, 2005


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 32


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 930 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated January 25, 2005. Capitalized terms have been defined in the prospectus.


                            Table of Contents


Dow Jones & Company, Inc.                                        1
Risk Factors
   Securities                                                    1
   Dividends                                                     1
   When Issued Bonds                                             2
Litigation
   Tobacco Industry                                              2


Dow Jones & Company, Inc.

The Dow(sm) Target 10 Covered Call Portfolio, Series 5 is not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trust. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trust into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trust to be issued or in the determination or calculation of the equation by which the Trust is to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trust.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may

Page 1

decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Litigation

Tobacco Industry. Certain of the issuers of Securities in the Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, four of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA.

On March 21, 2003, an Illinois trial court awarded $10.1 billion to plaintiffs in a class action lawsuit against Altria Group Inc.'s Philip Morris USA division ("Philip Morris"). As a result, Philip Morris has been ordered to post a $12 billion bond, the amount of the award plus interest, while the verdict is being appealed. The bond amount that Philip Morris will actually be forced to post is in dispute. Philip Morris officials have stated that if the amount of the bond is not lowered it may put the company at risk for filing for bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could be in jeopardy. The large amount of the award and bond requirement has also had a negative affect on the company's debt ratings.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

When Issued Bonds.


"When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the Sponsor can only deliver them to the Trust when the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing to the Trust until the Sponsor delivers them to the Trust. You may have to adjust your tax basis if the Sponsor delivers any of these bonds after their expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your Units and the delivery of the bonds to the Trust. In addition, you may experience gains or losses on these bonds from the time you purchase Units even though the Trust has not received them.



                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1

                           SIGNATURES

     The Registrant, FT 930, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 930, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 25, 2005.

                              FT 930

                              By FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor



                              By Jason T. Henry
                                 Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE

Judith M. Van Kampen       Director           )
                           of The Charger     ) January 25, 2005
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     ) Jason T. Henry
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3

    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-121704 of FT 930 of our report dated January 25, 2005, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
January 25, 2005


                               S-4

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 930 and certain subsequent Series, effective January 25, 2005 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as
         Evaluator,  and First Trust Advisors L.P., as  Portfolio
         Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter   Agreement  (incorporated   by   reference   to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


                               S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7